[Letterhead of Jones Walker LLP]

VIA EDGAR CORRESPONDENCE

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gulf Coast Ultra Deep Royalty Trust Amendment No. 1 to Registration Statement on Form S-1 Filed June 5, 2013 File No. 333-189043

Dear Mr. Schwall:

On behalf of Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”), and in accordance with the verbal comments issued by the Staff of the Securities and Exchange Commission, this letter hereby confirms that the Royalty Trust will revise the disclosure in the prospectus it intends to file with respect to the registration statement on Form S-1 (File No. 333-189043) following effectiveness pursuant to Rule 424 in order to clarify that Freeport-McMoRan Copper & Gold Inc. and McMoRan Oil & Gas LLC are underwriters under the Securities Act in connection with the royalty trust units to be delivered to holders of the convertible securities of McMoRan Exploration Co. upon conversion.

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We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (602) 366-7604 (telephone) or mcenac@joneswalker.com (e-mail).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Monique A. Cenac

Monique A. Cenac

Jones Walker LLP

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc.

David E. Shapiro, Wachtell, Lipton, Rosen & Katz